September 23, 2019

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Sergio Chinos and Jay Ingram, Legal Branch Chief Office of Manufacturing and Construction.

Re:	BioLargo, Inc. Post-Effective Amendment to Form S-1 Filed August 30, 2019 File No. 333-220482

Dear Messrs. Ingram and Chinos:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. Set forth below are each of the staff’s comment (in bold) to the above-referenced Post-Effective Amendment and the Company’s response thereto.

General

1.

This post-effective amendment was filed to update the financial information in your Form S-1, which last contained audited financial statements for the fiscal year ended December 31, 2017. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the [audited financial] information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities using the prospectus from April 30, 2019 and the present, during which time the audited financial statements in the prospectus were not current.

The Company hereby confirms that it has not made any offers or sales of its securities using the prospectus incorporated in this Registration Statement from April 30, 2019 until present.

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Post-Effective Amendment and ensure you that we have made every effort to provide all information relevant to the company and the offering to allow investors to make an informed decision.

Please contact me if you have any further question or comments regarding the Post-Effective Amendment.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson Bradshaw & Cao, LLP